Ms. Kathleen Collins
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

June 13, 2007

Dear Ms. Collins

Re:	MGT Capital Investments, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008

File Number 001-32698

Thank you for the letter (via fax) dated April 28, 2008, addressed to Allan Rowley, Chief Financial Officer of MGT Capital Investments, Inc. (“MGT, Inc.” or the “Company”) setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) on MGT, Inc’s Form 10-K for the fiscal year ended December 31, 2007.

We appreciate the efforts that went in to the Staff’s comments.  We have provided our responses to the Staff’s comments in the order they were set forth in the Staff’s comment letter, which we have reproduced in bold face text.  Our responses follow each comment.

We appreciate your comments and insights regarding our recent disclosures. In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

MGT CAPITAL INVESTMENTS INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 1151 Fax: +44 (0) 20 7605 1171 EMAIL info@mgtci.com WEB www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA

Note 9. Stockholders’ Equity and Minority Interest, page F-15

1.

We note that your subsidiary, Medicsight PLC, issued 29.0 million shares in an IPO in fiscal 2007 and 14.0 million shares in what appears to be a private placement sale in fiscal 2006. We also note that Medicexchange PLC issued 5.5 million shares in fiscal 2006. It appears that you recorded the entire net proceeds received in these transactions to minority interest and it is, therefore, not clear how you determine (a) the change in the parent company’s investment in the subsidiaries and any resulting gain or loss on the sale of stock by the subsidiary and (b) the adjusted minority interest balance in these subsidiaries subsequent to these sales. Please explain further your accounting for the impact of these transactions on your minority interest investment and provide the calculations to support your conclusions. In addition, tell us how you considered SAB Topic 5.H in accounting for these sales of stock by your subsidiaries.

In December 2006, Medicsight PLC, (“PLC”) went through a recapitalization whereby 40.0 million shares of common stock were issued at a price of approximately $1, as disclosed in Form 10K.  MGT, Inc. (formerly Medicsight Inc.) was issued 26.0 million shares and an unrelated third party was issued 14.0 million shares.  The Company’s ownership in PLC decreased from 81.8% to 76.5%.  Accordingly, we accounted for the Company’s portion as additional equity and the portion of shares to the unrelated third party as minority interest.  Based upon our interpretation of SAB No. 51, Topic 5-H no gain or loss is recognized since this transaction was part of a “broader corporate reorganization” that was being contemplated by the Company, such as sale of subsidiary stock in an IPO.

During June 2007, PLC sold 29.0 million shares in an IPO for approximately $61,019,000, net of fees.  Prior to this sale, PLC had negative equity; therefore book value was deemed to be zero.  Based upon the guidance and interpretation of SAB No 51, Topic 5-H the Company investment in the book value of PLC after the IPO is calculated to be approximately $33,349,000, which is the Company’s ownership percentage post IPO of 54.7% of the proceeds from the IPO.  The gain is not recorded in the statement of operations because this transaction is part of a broader corporate reorganization.  However, we have reconsidered our initial accounting interpretation of this guidance and it appears that this amount should have been reflected as a capital transaction in consolidation and therefore recorded to additional paid in capital.  The adjustment to correct the financial statements is as follows (in thousands):

Debit	Minority Interest	$33,349

Credit	Additional Paid in Capital	$33,349

We have considered the quantitative and qualitative factors with respect to this adjustment and noted that there is no change to total assets, total stockholders’ equity, liabilities and minority interest as reflected on the Consolidated Balance sheet at December 31, 2007, nor would it change the Company’s net loss or loss per share for the year ended December 31, 2007.  There is also no change to the Company’s Statement of Cash Flows for the year ended December 31, 2007.  We have also considered the impact of the size of this adjustment on a reasonable investor and have concluded that this adjustment would not have significantly altered the “total mix” of information available to that investor.  This concept is consistent with the SEC’s views as presented by Mr. Todd E. Hardiman in his Remarks before the “2007 AICPA National Conference on Current SEC and PCAOB Developments.”  In his remarks, Mr. Hardiman indicated that “It’s possible for a large error to be immaterial” subject to the facts and circumstances.  We have also considered as part of our analysis Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interest in Consolidated Financial Statements,” which is not effective until fiscal years on or after December 15, 2008, which would reclass the noncontrolling interest to equity upon adoption of this standard.

Accordingly, subject to your approval we propose to reflect this adjustment on a prospective basis beginning with the second quarter in the fiscal year 2008, along with the appropriate disclosures in accordance with the provisions of SFAS 154 “Accounting Changes and Error Correction.”

Medicexchange PLC (“Medicexchange”) was a newly formed company that was capitalized by the issuance of 22.5 million shares to the Company and 5.5 million shares to minority shareholders.  We account for the minority interest by attributing the applicable shares of Medicexchange PLC to minority interest in accordance with paragraphs 14-15 of ARB 51, “Consolidated Financial Statements.”

2.

We also note that the Company entered into a private placement to sell approximately 11.7 million shares that you held in Medicsight PLC. We further note that the Company recorded the gain on sale of these securities in additional paid-in-capital pursuant to SAB 51. Please explain further how you determined that SAB 51 was the applicable guidance for this transaction and provide us with any additional guidance that you considered. In addition, provide us with the calculations that support your determination of the gain on sale of these shares and the minority interest resulting from this transaction.

Based upon our interpretation of SAB No. 51, Topic 5-H, we believe that gain recognition from the sales of the 11.7 million shares in a private placement is not appropriate and instead should be recorded as additional paid in capital.  SAB Topic 5-H allows gain recognition in most situations but there are several examples listed in which gain recognition is not appropriate.  The first example where gain recognition is not appropriate is where the transaction is part of a broader corporate reorganization contemplated or planned by the registrant.  We believe the subsequent sale of the subsidiary shares in an IPO in 2007 and buyback of shares in 2008 indicates that such a reorganization was indeed planned by the

Company.  The second example where gain recognition is not appropriate is when the Company is a pre-revenue research and development company, which we believe is an accurate description of the Company.  Because of these two factors, we believe that the recognition of the gain in the statement of operations is not appropriate.

The calculation of the adjustment to Additional Paid-In Capital on the sale of the 11.7 million shares is as follows:

Shares	11,677
Price	$2.20
Proceeds	$25,736
Commissions	(1,167)
Net receipt	24,569
Cost of shares	(14,820)
Net gain	$9,749

Exhibit 31.1 and Exhibit 31.2

3.

We note that the Company is an accelerated filer and accordingly you are subject to the reporting requirements of Item 308 of Regulation S-K. We further note, however, that the certifications provided in Exhibits 31.1 and 31.2 do not include any reference to internal control over financial reporting in paragraph 4 nor do they include the language of paragraph 4(b) as indicated by Item 601(b)(31)(i) of Regulation S-K. Please explain further why this language was not included in the certifications and, as applicable, tell us how you intend to rectify this issue.

As the Staff correctly points out, our status as an accelerated filer causes us to be subject to the reporting requirements of Item 308 of Regulation S-K.  Our failure to include in the certifications provided as Exhibits 31.1 and 31.2 filed with our most recent Form 10-K any reference to internal control over financial reporting in paragraph 4 or the language of paragraph 4(b) as indicated by Item 601(b)(31)(i) of Regulation S-K was an inadvertent error on our part.  We intend to rectify this issue by filing revised certifications as Exhibits 31.1 and 31.2 that include the above-mentioned references in an amended Form 10-K with the Securities Exchange Commission.

We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your convenience.  Please do not hesitate to contact the undersigned at 011 44 207 605 7953.

Yours sincerely

ALLAN ROWLEY
CHIEF FINANCIAL OFFICER

cc:	Melissa Feider
US Securities and Exchange Commission

Jeff Gordon
Mayer Brown International LLP

Brian Downey
Amper, Politziner & Mattia PC